Exhibit 99.3

Stimmrechtsmitteilung

BaFin Bundesanstalt für Finanzdienstleistungsaufsicht

X **Stimmrechtsmitteilung**

oder

☐ **Korrektur** einer Stimmrechtsmitteilung vom

1. Angaben zum Emittenten

Name	Evotec SE
Legal Entity Identifier (LEI)	529900F9KI6OYITO9B12
Straße, Hausnr.	Manfred Eigen Campus / Essener Bogen 7
PLZ	22419
Ort	Hamburg

2. Grund der Mitteilung (mehrere Angaben möglich)

X Erwerb bzw. Veräußerung von Aktien mit Stimmrechten

X Erwerb bzw. Veräußerung von Instrumenten

☐ Änderung der Gesamtzahl der Stimmrechte

☐ Sonstiger Grund

3. Angaben zum Mitteilungspflichtigen

Natürliche Person

Vorname	Nachname	Geburtsdatum
Michael	Kaufman	23.02.1972

Juristische Person

Name inkl. Rechtsform (Firma)	Registrierter Sitz	Staat

4. Namen der Aktionäre mit 3% oder mehr Stimmrechten, wenn abweichend von 3.

Name
MAK Capital Fund LP

5. Datum der Schwellenberührung

09.01.2026

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BaFin Bundesanstalt für Finanzdienstleistungsaufsicht

6. Gesamtstimmrechtsanteile

	Anteil Stimmrechte (Summe 7.a)	Anteil Instrumente (Summe 7.b.1 + 7.b.2)	Summe Anteile (Summe 7.a + 7.b)	Gesamtzahl der Stimmrechte nach § 41 WpHG
neu	5,01 %	0,16 %	5,17 %	177.778.907
letzte Mitteilung	2,89 %	2,14 %	5,03 %	-

7. Einzelheiten zu den Stimmrechtsbeständen

a. Stimmrechte (§§ 33, 34 WpHG)

ISIN	absolut		in %	
	direkt (§ 33 WpHG)	zugerechnet (§ 34 WpHG)	direkt (§ 33 WpHG)	zugerechnet (§ 34 WpHG)
DE0005664809	0	8.904.856	0,00 %	5,01 %

Summe	8.904.856	5,01 %

b.1. Instrumente i.S.d § 38 Abs. 1 Nr. 1 WpHG

Art des Instrumentes	Fälligkeit / Verfall	Ausübungs-zeitraum / Laufzeit	Stimmrechte absolut	Stimmrechte in %
			0	0,00 %

	Stimmrechte absolut	Stimmrechte in %
Summe	0	0,00 %

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BaFin Bundesanstalt für Finanzdienstleistungsaufsicht

b.2. Instrumente i.S.d § 38 Abs. 1 Nr. 2 WpHG

Art des Instrumentes	Fälligkeit / Verfall	Ausübungs-zeitraum / Laufzeit	Barausgleich oder physische Abwicklung	Stimmrechte absolut	Stimmrechte in %
Equity Swap	Spätestens 11.01.2027	04.12.2025 bis 11.01.2027	Barausgleich	280.296	0,16 %

	Stimmrechte absolut	Stimmrechte in %
Summe	280.296	0,16 %

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BaFin Bundesanstalt für Finanzdienstleistungsaufsicht

8. Informationen in Bezug auf den Mitteilungspflichtigen (bitte Zutreffendes ankreuzen)

☐ Mitteilungspflichtiger (3.) wird weder beherrscht noch beherrscht Mitteilungspflichtiger andere Unternehmen, die Stimmrechte des Emittenten (1.) halten oder denen Stimmrechte des Emittenten zugerechnet werden.

X Vollständige Kette der Tochterunternehmen, beginnend mit der obersten beherrschenden Person oder dem obersten beherrschenden Unternehmen.

Unternehmen	Stimmrechte in %, wenn 3% oder höher	Instrumente in %, wenn 5% oder höher	Summe in %, wenn 5% oder höher
Michael Kaufman			
MAK Capital One LLC			
MAK Management LLC	5,01 %		5,17 %
-			
Michael Kaufman			
MAK GP LLC			
MAK Capital Fund LP	5,01 %		5,17 %
-			
Michael Kaufman			
MAK GP LLC			
MAK One Fund LP			
MAK Capital Fund LP	5,01 %		5,17 %
-			
Michael Kaufman			
MAK One Fund LP			
MAK Capital Fund LP	5,01 %		5,17 %

9. Bei Vollmacht gemäß § 34 Abs. 3 WpHG

(nur möglich bei einer Zurechnung nach § 34 Abs. 1 Satz 1 Nr. 6 WpHG)

Datum der Hauptversammlung

Gesamtstimmrechtsanteile (6.) nach der Hauptversammlung

Anteil Stimmrechte	Anteil Instrumente	Summe Anteile

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Seite 5 | 5 10. Sonstige Informationen Datum, Unterschrift 14.01.2026 Maria Risse